United States
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

Commission File Number:  333-130795-11

WAMU ASSET ACCPETANCE CORP.
(Exact name of registrant as specified in its charter)

1301 SECOND AVENUE, WMC 3501A
SEATTLE, WASHINGTON 98101
 (206) 500-4418
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2006-AR3
(Title of each class of securities covered by this Form)

________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains). Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: NOT APPLICABLE.

Pursuant to the requirements of the Securities Exchange Act of 1934 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:  December 29, 2006

WAMU ASSET ACCEPTANCE CORP. By: /s/ Richard Careaga Richard Careaga First Vice President